EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
ACME Communications, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-86158) on Form S-8 of ACME Communications, Inc. of our reports dated March 15, 2005, with respect to the consolidated balance sheets of ACME Communications, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appears in the December 31, 2004, annual report on Form 10-K of ACME Communications, Inc

/s/ KPMG LLP
Los Angeles, California
March 15, 2005